PROSPECT STREET HIGH INCOME PORTFOLIO, INC.
1150 Two Galleria Tower
13455 Noel Road LB #45
Dallas, Texas 75240

June 27, 2000

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:  Richard Pfordte

Re:	Prospect Street High Income Portfolio, Inc. Request for Withdrawal of Registration Statement on Form N-2 File No. 333-46279

Ladies and Gentlemen:

On February 13, 1998, Prospect Street High Income Portfolio, Inc. (the “Registrant”) filed a registration statement under the Securities Act of 1933, as amended, on Form N-2 to register shares of taxable auction rate preferred stock. The Registrant has determined not to proceed at this time with such offering. Accordingly, pursuant to Rule 477 under the Securities Act of 1933, as amended, the Registrant hereby requests the withdrawal of the above-referenced registration statement.

Sincerely, PROSPECT STREET HIGH INCOME PORTFOLIO, INC. (Registrant) By: /s/ R. Joseph Dougherty R. Joseph Dougherty, Senior Vice President